    As filed with the Securities and Exchange Commission on October 17, 1996

                                                           Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            SPIEKER PROPERTIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                 MARYLAND                                 94-3185802
(State or Other Jurisdiction of Incorporation          (I.R.S. Employer
          or Organization)                             Identification Number)
                               2180 Sand Hill Road
                          Menlo Park, California 94025
                                 (415) 854-5600
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrar's Principal Executive Offices)

                                 Craig G. Vought
              Executive Vice President and Chief Financial Officer
                               2180 Sand Hill Road
                          Menlo Park, California 94025
                                 (415) 854-5600
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                   COPIES TO:

                            Stephen J. Schrader, Esq.
                             Justin L. Bastian, Esq.
                             Morrison & Foerster LLP
                               755 Page Mill Road
                           Palo Alto, California 94304
                                 (415) 813-5600

                  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED
                 SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with
dividend or interest reinvestment plans, check the following box.   / X /

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.   /  /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.   /  /

        If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box.   /  /


                         CALCULATION OF REGISTRATION FEE

   TITLE OF SHARES TO BE          AMOUNT TO BE             PROPOSED MAXIMUM           PROPOSED MAXIMUM       AMOUNT OF REGISTRATION
         REGISTERED                 REGISTERED         AGGREGATE PRICE PER SHARE   AGGREGATE OFFERING PRICE             FEE



Common Stock, $.0001
  par value ..............          245,738 shares              $29.5625 (1)              $7,264,629.63(1)              $2,201.40



 (1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) based on the average of the high and low reported sales prices on the New York Stock Exchange on October 14, 1996.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS                                       Subject To Completion
                              Preliminary Prospectus dated October 17, 1996



                                 245,738 SHARES
                            SPIEKER PROPERTIES, INC.
                                  COMMON STOCK

         This Prospectus relates to the offer and sale from time to time by the holders of up to (i) 245,738 shares of common stock (the "Shares"), par value $.0001 per share ("Common Stock"), that may be issued by Spieker Properties, Inc. (the "Company") to certain holders of up to 245,738 units of limited partnership interest (the "Units") in Spieker Properties, L.P. (the "Operating Partnership"), of which the Company is the sole general partner and owns a controlling interest, if and to the extent that such holders tender such Units for exchange into shares of Common Stock (the "Selling Stockholders). The Company is registering the Shares issuable upon conversion of the Units pursuant to the terms of an Investor Rights Agreement dated November 18, 1993 by and among the Company and certain holders of Units to provide the holders of Units with freely tradable securities. The registration of the Shares does not necessarily mean that any of the Shares will be issued by the Company, unless required by the holders, or will be offered and sold by the holders thereof. See "Use of Proceeds" and "Registration Rights."

         The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "SPK." To ensure that the Company maintains its qualification as a REIT, ownership by any person is limited to 9.9% of the value of the outstanding capital stock of the Company, with certain limited exceptions. See "Description of Capital Stock -- Restrictions on Transfer."


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
                                   SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
                                      THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
         ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE
                              CONTRARY IS UNLAWFUL.


         The Selling Stockholders from time to time may offer and sell the Shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." Each of the Selling Stockholders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the Shares to be made directly or through agents.

         The Company will not receive any of the proceeds from the issuance of the Shares or the sale of Shares by the Selling Stockholders but has agreed to bear certain expenses of registration of the Shares under Federal and state securities laws. The Company will acquire one Unit in the Operating Partnership in exchange for each Share that the Company may issue to Unit holders pursuant to the Registration Statement of which this Prospectus is part.

         The Selling Stockholders and any agents or broker-dealers that participate with the Selling Stockholders in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Shares may be deemed to be underwriting commissions or discounts under the Securities Act. See "Registration Rights" for indemnification arrangements between the Company and the Selling Stockholders.



                 The date of this Prospectus is          , 1996.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith the Company files, reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the
Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Common Stock is listed on the New York Stock Exchange and similar information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

         The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Shares, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

        a. The Company's Annual Report on Form 10-K for the year ended December 31, 1995 and Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 1995 filed with the Commission on June 20, 1996;

        b. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996;

        c. The Company's two Current Reports on Form 8-K dated June 19, 1996 and July 15, 1996; and

        d. The description of the Registrant's Common Stock contained in the Company's Registration Statement on Form 8-A (File No. 1-12528).

         Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

         Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed to the Investor Relations Coordinator, Spieker Properties, Inc., 2180 Sand Hill Road, Menlo Park, California 94025, telephone number: (415) 854-5600.

         All references to the "Company" include Spieker Properties, Inc., those entities owned or controlled by Spieker Properties, Inc. and predecessors of Spieker Properties, Inc., unless the context indicates otherwise.

                                   THE COMPANY

         Spieker Properties, Inc. (the "Company") is a self-administered and self-managed equity real estate investment trust ("REIT") that was formed to continue the business of owning, operating, managing, leasing, acquiring, developing and redeveloping suburban commercial property previously conducted by its predecessor, which began operations in 1970. As of September 30, 1996, the Company owned and operated 146 properties (the "Properties," and each a "Property"), aggregating approximately 20.3 million rentable square feet and comprised of 79 industrial Properties, 52 office Properties and 15 retail Properties. All of the Properties are located in California, and in Washington, Oregon and Idaho (the "Pacific Northwest"). The Company believes that it is one of the largest publicly-owned operators, owners and developers of commercial real estate located in California and the Pacific Northwest. The Company further believes that California and the Pacific Northwest have a relatively strong and stable economy and provide significant investment opportunities due to their Pacific Rim location, well developed transportation infrastructure, high technology industries, well-educated employee base and excellent universities.

         All of the Company's interests in the Properties are held directly or indirectly by, and substantially all of its operations relating to the Properties are conducted through, Spieker Properties, L.P. (the "Operating Partnership"). The Company controls the Operating Partnership as the sole general partner and, as of September 30, 1996, owned approximately 84.9% of the partnership interests (the "Units") in the Operating Partnership.

         The Company's common stock, par value $.0001 per share ("Common Stock") is listed on the New York Stock Exchange under the Symbol "SPK." The Company is a Maryland corporation and the Operating Partnership is a California limited partnership. The Operating Partnership was formed in 1993 in connection with the formation of the Company. The Company's and the Operating Partnership's executive offices are located at 2180 Sand Hill Road, Menlo Park, California 94025 and their telephone number is (415) 854-5600.

                            TAX STATUS OF THE COMPANY

         The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, the Company generally is not subject to Federal income tax on net income that it distributes to its stockholders. REITs are subject to a number of organizational and operational requirements, including a requirement that they currently distribute at least 95% of their taxable income. See "Federal Income Tax Considerations."

                            SECURITIES TO BE OFFERED

         This Prospectus relates to the offer and sale from time to time by the holders of up to 245,738 shares of Common Stock (the "Shares") that may be issued by the Company to certain holders of up to 245,738 Units in the Operating Partnership, of which the Company is the sole general partner and owns a controlling interest, if and to the extent that such holders tender such Units for exchange into shares of Common Stock. The Company is registering the Shares issuable upon exchange of the Units pursuant to the terms of the Investor Rights Agreement dated November 18, 1993 by and among the Company and certain holders of Units to provide the holders of such Units with freely tradable securities. The Registration of the Shares does not necessarily mean that any of such Shares will be issued by the Company, unless required by the holders, or will be offered and sold by the holders thereof.

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds of the issuance of the Shares or the sale of Shares by the Selling Stockholders but has agreed to bear certain expenses of registration of the Shares under Federal and state securities laws.

                             SPECIAL CONSIDERATIONS

         Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus and the applicable Prospectus Supplement before purchasing the Shares offered hereby.

GENERAL REAL ESTATE INVESTMENT RISKS

         Real property investments are subject to varying degrees of risk. The yields available from investments in real estate depend on the amount of income and capital appreciation generated by the related properties. If the Properties do not generate sufficient income to meet operating expenses, including debt service, ground lease payments, tenant improvements, third-party leasing commissions and other capital expenditures, the Company's income and ability to make distributions to its stockholders will be adversely affected. The performance of the economy in each of the regions in which the Properties are located affects occupancy, market rental rates and expenses and, consequently, has an impact on the income from the Properties and their underlying values. The financial results of major local employers also may have an impact on the cash flow and value of certain Properties. In terms of rentable square feet, over 44% of the Properties as of September 30, 1996, were located in the San Francisco Bay Area. As a result of this geographic concentration, the performance of the San Francisco Bay Area commercial real estate market will affect the value of the Properties in that area and, in turn, the value of the Company.

         Income from the Properties may be further adversely affected by the general economic climate, local economic conditions in which the Properties are located, such as oversupply of space or a reduction in demand for rental space, the attractiveness of the Properties to tenants, competition from other available space, the ability of the Company to provide for adequate maintenance and insurance and increased operating expenses. There is also the risk that as leases on the Properties expire, tenants will enter into new leases on terms that are less favorable to the Company. Income and real estate values may also be adversely affected by such factors as applicable laws (e.g., ADA and tax laws), interest rate levels and the availability of financing. In addition, real estate investments are relatively illiquid and, therefore, will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions.

COMPETITION

         Numerous industrial, office and retail properties compete with the Properties in attracting tenants to lease space. Some of these competing properties are newer, better located or better capitalized than the Company's Properties. The number of competitive commercial properties in a particular area could have a material effect on the Company's ability to lease space in the Properties or at newly developed or acquired properties and on the rents charged.

ACQUISITION AND DEVELOPMENT ACTIVITIES

         The Company intends to acquire existing commercial properties to the extent that they can be acquired on advantageous terms and meet the Company's investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including the risk that investments will fail to perform as expected or that estimates of the cost of improvements to bring an acquired property up to standards established for the intended market position may prove inaccurate.

         The Company intends to pursue commercial property development projects and to develop certain landholdings as to which it has certain options. Such projects generally require various governmental and other approvals, the receipt of which cannot be assured. The Company's development activities will entail certain risks, including the expenditure of funds on and devotion of management's time to projects which may not come to fruition; the risk that construction costs of a project may exceed original estimates, possibly making the project uneconomic; the risk that occupancy rates and rents at a completed project will be less than anticipated; and the risk that expenses at a completed development will be higher than anticipated. These risks may result in a reduction in the funds available for distribution.

DEBT FINANCING

         The Company will be subject to the risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, the risk that existing indebtedness on the Properties cannot be refinanced or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness.

ENVIRONMENTAL MATTERS

         Under various Federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real properties for personal injuries associated with asbestos-containing materials. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and injuries to persons and property.

         The Company is not aware of any environmental liability with respect to the Properties that would have a material adverse effect on the Company's business, assets or results of operations. There can be no assurance that such a material environmental liability does not exist. The existence of any such material environmental liability would have an adverse effect on the Company's results of operations and cash flow.

GENERAL UNINSURED LOSSES/SEISMIC ACTIVITY

         The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of extraordinary losses which may be either uninsurable, or not economically insurable. Further, a substantial number of the Properties are located in areas that are subject to earthquake activity. Although the Company has obtained certain limited earthquake insurance policies, should a Property sustain damage as a result of an earthquake, the Company may incur substantial losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Additionally, earthquake insurance may not be available for certain of the Company's Properties, or if available, may not be available on terms acceptable to the Company. Should an uninsured loss occur, the Company could lose its investment in, and anticipated profits and cash flows from, a number of Properties.

                          DESCRIPTION OF CAPITAL STOCK

STOCK -- GENERAL

         As of September 30, 1996, the total number of shares of all classes of capital stock that the Company had authority to issue was 1,000,000,000 shares, consisting of (i) 660,500,000 shares of Common Stock, par value $0.0001 per share, (ii) 1,000,000 shares of Series A Preferred Stock, par value $0.0001 per share, (iii) 5,000,000 shares of Series B Cumulative Redeemable Preferred Stock, par value $0.0001 per share ("Series B Preferred Stock"), (iv) 2,000,000 shares of Class B Common Stock, par value $0.0001 per share ("Class B Common Stock"),
(v) 1,500,000 shares of Class C Common Stock, par value $0.0001 per share ("Class C Common Stock"), and (vi) 330,000,000 shares of excess stock ("Excess Stock").

         As of September 30, 1996, there were (i) 31,811,861 shares of Common Stock issued and outstanding, (ii) 1,000,000 shares of Series A Preferred Stock issued and outstanding, (iii) 4,250,000 shares of Series B Preferred Stock, issued and outstanding, (iv) 2,000,000 shares of Class B Common Stock issued and outstanding and (v) 1,176,470 shares of Class C Common Stock issued and outstanding. At any given time, there are reserved for issuance under the Amended and Restated Spieker Properties, Inc. 1993 Stock Incentive Plan (the "Plan") shares of the Company's Common Stock equal to 9.9% of the number of shares of the Company's stock outstanding (including shares of Common Stock issuable upon conversion of partnership units in the Operating Partnership, Series A Preferred Stock, Class B Common Stock and Class C Common Stock, and all classes of convertible securities of the Company that may be issued in the future) as of the last day of the immediately preceding quarter reduced by the number of shares of Common Stock reserved for issuance under other stock compensation plans of the Company. As of September 30, 1996, the Company had reserved for issuance under the Plan 3,450,000 shares of the Company's Common Stock and 150,000 shares of Common Stock were reserved for issuance under the Amended and Restated Spieker Properties, Inc. Directors' 1993 Stock Option Plan (the "Directors' Stock Option Plan"). In addition, 1,219,512 shares of Common Stock have been reserved for issuance upon the conversion of the Series A Preferred Stock, 2,531,646 shares of Common Stock have been reserved for issuance upon the conversion of Class B Common Stock and 1,176,470 shares of Common Stock have been reserved for issuance upon the exchange of Class C Common Stock. Further, 6,549,819 shares of Common Stock have been reserved for issuance upon the conversion of limited partnership units in the Operating Partnership.

COMMON STOCK

         The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock. This description is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company's Articles of Incorporation and Articles Supplementary (collectively, the "Charter") and its Bylaws. The Common Stock is listed on the New York Stock Exchange under the symbol "SPK." The Bank of New York is the Company's transfer agent.

         The holders of the outstanding Common Stock are entitled to one vote per share on all matters voted on by stockholders, including elections of directors. The Charter does not provide for cumulative voting in the election of directors.

         The shares of Common Stock offered hereby will, when issued, be fully paid and nonassessable and will not be subject to preemptive or similar rights. Subject to the preferential rights of the Series A Preferred Stock, Series B Preferred Stock and any preferential rights of any other outstanding series of capital stock, the holders of Common Stock are entitled to such distributions as may be declared from time to time by the Board of Directors from funds available for distribution to such holders. The Company currently pays regular quarterly dividends to holders of Common Stock.

         In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the assets remaining after satisfaction of all liabilities and payment of liquidation preferences and accrued dividends, if any, on Series A Preferred Stock, Series B Preferred Stock, Class B Common Stock and Class C Common Stock and any other series of capital stock that has a liquidation preference. The rights of holders of Common Stock are subject to the rights and preferences established by the Board of Directors for any capital stock that may subsequently be issued by the Company.

         Subject to limitations prescribed by Maryland law and the Company's Charter, the Board of Directors is authorized to reclassify any unissued portion of the authorized shares of capital stock to provide for the issuance of shares in other classes or series, including other classes or series of Common Stock, to establish the number of shares in each class or series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of such class or series. The rights, preferences, privileges and restrictions of such class or series will be fixed by the articles supplementary relating to such class or series.

CLASS B COMMON STOCK

         The following description of the Company's Class B Common Stock is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company's Charter, including the Articles Supplementary applicable to the Class B Common Stock, and Bylaws. The Company has issued 2,000,000 shares of Class B Common Stock, par value $0.0001 per share, all of which were outstanding as of September 30, 1996.

         The Class B Common Stock ranks on a parity with the Company's Common Stock with respect to dividends. The Class B Common Stock was sold in May 1995 to a limited number of institutional investors at a price per share of $25.00. The initial per share dividend of the Class B Common Stock was set at $2.19, which was at a rate that was equal to the dividend yield on shares of Common Stock sold concurrently with the Class B Common Stock plus 0.25%. The dividend per share on the Class B Common stock will be increased or decreased by the same dollar amount as any increase or decrease in the dividend distributions made to the holders of Common Stock. The Company currently pays regular dividends to holders of Class B Common Stock.

         In the event of any liquidation, dissolution or winding up of the Company, the holders of Class B Common Stock are entitled to receive, prior and in preference to the holders of Common Stock, an amount per share of Class B Common Stock equal to all declared but unpaid dividends for each share of Class B Common Stock. The Class B Common Stock has not been registered under the Securities Act. The institutional investors who purchased the shares of Class B Common Stock have certain demand registration rights for eight years following the May 1995 sale of such shares to register in each instance Common Stock having a market value of $1.0 million or more. Subject to certain limitations, the Class B Common Stock may be converted into Common Stock three years after the May 1995 sale or earlier upon the occurrence of certain events including a change in management. The holders of Class B Common Stock are not entitled to vote on matters voted on by stockholders of the Company.

CLASS C COMMON STOCK

         The following description of the Company's Class C Common Stock is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company's Charter, including the Articles Supplementary applicable to the Class C Common Stock, and Bylaws. The Company has issued 1,176,470 shares of Class C Common Stock, par value $0.0001 per share, all of which were outstanding as of September 30, 1996.

         The Class C Common Stock ranks on a parity with the Company's Common Stock and Class B Common Stock with respect to dividends. The Class C Common Stock was sold in March 1996 to an institutional investor at a price per share of $25.50. The initial per share dividend of the Class C Common Stock was set at $1.73. The dividend per share on the Class C Common Stock is increased or decreased by the same dollar amount as any increase or decrease in the dividend distributions made to the holders of Common Stock. The Company currently pays regular dividends to the holder of Class C Common Stock.

         In the event of any liquidation, dissolution or winding up of the Company, the holders of Class C Common Stock are entitled to receive, on a parity with the holders of Class B Common Stock and prior and in preference to the holders of Common Stock, an amount per share of Class C Common Stock equal to all declared but unpaid dividends for each share of Class C Common Stock. The Class C Common Stock has not been registered under the Securities Act. The institutional investor who purchased the shares of Class C Common Stock has certain demand registration rights for eight years following the March 1996 sale of such shares to register in each instance Common Stock having a market value of $1.0 million or more. Subject to certain limitations, the Class C Common Stock may be converted into Common Stock three years after the March 1996 sale or earlier upon the occurrence of certain events including a change in management. The holders of Class C Common Stock are not entitled to vote on matters voted on by stockholders of the Company.

SERIES A PREFERRED STOCK

         For a description of the Company's Series A Preferred Stock, see "Description of Series A Preferred Stock."

SERIES B PREFERRED STOCK

         The following description of the Company's Series B Preferred Stock is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Charter, including the Company's Articles Supplementary applicable to the Series B Preferred Stock, and Bylaws. The Company is authorized to issue 5,000,000 shares of Series B Preferred Stock, 4,250,000 of which were issued and outstanding as of September 30, 1996. The holders of the Series B Preferred Stock are entitled to receive cumulative, preferential cash dividends, when and as declared by the Board of Directors, at the rate of $2.3625 per share. The Company currently pays regular dividends to holders of Series B Preferred Stock.

         In the event of liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Stock are entitled to receive, on a parity with the holders of Series A Preferred Stock, prior and in preference to any distribution to the holders of Common Stock, an amount per share of Series B Preferred Stock equal to the sum of $25.00 and any accrued but unpaid dividends with respect thereto. The Company may redeem, subject to certain exceptions, from any source of funds legally available therefor, on or at any time after December 11, 2000, any or all outstanding shares of Series B Preferred Stock at the option of the Company by paying in cash therefor an amount per share equal to the sum of $25.00 and any accrued but unpaid dividends with respect thereto, without interest.

         The Series B Preferred Stock is not convertible into or exchangeable for any property or securities of the Company at the option of the holder. However, in order to preserve the Company's status as a REIT as defined in the Code, shares of Series B Preferred Stock may be exchanged for Excess Stock. See "--Restrictions on Transfer." The holders of shares of Series B Preferred Stock have no voting rights with respect to matters voted upon by the holders of shares of Common Stock.

RESTRICTIONS ON TRANSFER

         For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code) during the last half of a taxable year, the stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year and certain percentages of the Company's gross income must be from particular activities (see "Federal Income Tax Considerations -- Requirements for Qualification -- Gross Income Tests"). To enable the Company to continue to qualify as a REIT, the Charter restricts the acquisition of shares of common stock and preferred stock.

         The Charter provides that, subject to certain exceptions specified in the Charter, no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% of the value of the outstanding common stock and preferred stock (the "Ownership Limit"). The Board of Directors may waive the Ownership Limit if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that such ownership will not jeopardize the Company's status as a REIT. As a condition to such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of the Company. The Ownership Limit will not apply if the Board of Directors and the stockholders of the Company determine that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT. If shares of common stock or preferred stock in excess of the Ownership Limit, or shares which would cause the Company to be beneficially owned by fewer than 100 persons or cause the Company to become "closely held" under Section 856(h) of the Code, are issued or transferred to any person, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to such shares.

         The Charter also provides that shares involved in a transfer or change in capital structure that results in a person owning in excess of the Ownership Limit or would cause the Company to become "closely held" within the meaning of
Section 856(h) of the Code will automatically be exchanged for Excess Stock. All Excess Stock will be transferred, without action by the stockholder, to the Company as trustee of a trust for the exclusive benefit of the transferee or transferees to whom the Excess Stock is ultimately transferred. While the Excess Stock is held in trust, it will not be entitled to vote, it will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote and it will not be entitled to participate in any distributions made by the Company, except upon liquidation. The Company would have the right, for a period of 90 days during the time the Excess Stock is held by the Company in trust, to purchase all or any portion of the Excess Stock from the intended transferee at the lesser of the price paid for the stock by the intended transferee and the closing market price for the stock on the date the Company exercises its option to purchase.

         The Ownership Limit provision of the Charter will not be automatically removed even if the real estate investment trust provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Except as otherwise described above, any change in the Ownership Limit would require an amendment to the Charter. Such amendments to the Charter require the affirmative vote of holders owning a majority of the total number of shares of all classes of stock outstanding and entitled to vote thereon. In addition to preserving the Company's status as a real estate investment trust, the Ownership Limit may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors.

         All certificates representing shares of common stock and preferred stock will bear a legend referring to the restrictions described above.

         All persons who own of record, more than 5% of the outstanding common stock and preferred stock (or 1% if there are fewer than 2,000 stockholders or one-half of 1% if there are 200 or less stockholders) must file an affidavit with the Company containing the information specified in the Charter within 30 days after January 1 of each year. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to determine the Company's status as a real estate investment trust and to insure compliance with the Ownership Limit.

                                         DESCRIPTION OF SERIES A PREFERRED STOCK

         The following description of the Company's Series A Preferred Stock is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company's Charter, including the Articles Supplementary applicable to the Series A Preferred Stock and the Bylaws. The Company is authorized to issue 1,000,000 shares of Series A Preferred Stock, all of which were issued and outstanding as of September 30, 1996 and held of record by one private investor. The Series A Preferred Stock ranks senior to the Company's Common Stock, Class B Common Stock and Class C Common Stock as to dividends and liquidation amounts. The dividend per share on the Series A Preferred Stock is equal to the dividend per share on the Common Stock as multiplied by the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible, provided that the dividend rate on the Series A Preferred Stock may not be less than the initial dividend rate thereof. The dividends on the Series A Preferred Stock are cumulative. The Company currently pays regular dividends to holders of Series A Preferred Stock.

         In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock are entitled to receive, prior and in preference to any distribution to the holders of Series B Preferred Stock, prior and in preference to any distribution to the holders of Common Stock, Class B Common Stock and Class C Common Stock, an amount per share of Series A Preferred Stock equal to the sum of $25.00 and any accrued but unpaid dividends with respect thereto. The Company may redeem, subject to certain exceptions, from any source of funds legally available therefor, on or at any time after May 13, 1999, any or all outstanding shares of Series A Preferred Stock at the option of the Company by paying in cash therefor an amount per share equal to the sum of $25.00 and any accrued but unpaid dividends with respect thereto.

         Each share of Series A Preferred Stock is convertible, at the option of the holder thereof at any time prior to a redemption date, into shares of Common Stock based on a certain formula. Under such formula, the 1,000,000 outstanding shares of Series A Preferred Stock are convertible into 1,219,512 shares of Common Stock. The holder of each share of Series A Preferred Stock has the right to one vote for each share of Common Stock into which such

Series A Preferred Stock can be converted, and with respect to such vote, such holder has the voting rights and powers of the holders of each share of Common Stock, and is entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Company, and is entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote.

                        DESCRIPTION OF PARTNERSHIP UNITS

         Substantially all of the Company's assets are held by, and all of its operations are conducted through, the Operating Partnership. The Company is the sole general partner of the Operating Partnership and as of September 30, 1996 held approximately 84.9% of the Units therein. The remaining Units are held by persons (or their successors) who contributed interests in the Properties to the Company in connection with, or subsequent to, the formation of the Operating Partnership. The following sets forth a description of certain terms and provisions of the Units and does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of California law and the First Amended and Restated Agreement of Limited Partnership of Spieker Properties, L.P., as amended (the "Partnership Agreement").

GENERAL

         Holders of Units (other than the Company) hold limited partnership interests in the Operating Partnership, and all holders of Units (including the Company in its capacity as general partner) are entitled to share in cash distributions from, and in the profits and losses of, the Operating Partnership. The Company holds its entire interest in the Operating Partnership in the form of a general partnership interest.

         Holders of Units have the rights to which limited partners are entitled under the Partnership Agreement and the California Revised Uniform Limited Partnership Act. The Units have not been registered pursuant to the federal or state securities laws and have not been listed on any exchange or quoted on any national market system. The Partnership Agreement restricts the transfer of Units, as described below.

RESTRICTIONS ON TRANSFER OF UNITS BY LIMITED PARTNERS

         The limited partners in the Operating Partnership (the "Limited Partners") who were executive officers of the Company at the time of the formation of the Operating Partnership are prohibited from transferring all or a portion of their Units prior to November 18, 1996 without obtaining the prior consent of the Company, which consent may be withheld in the sole and absolute discretion of the Company. The other original Limited Partners of the Company are prohibited from transferring more than fifty percent (50%) of their Units prior to November 18, 1996 without obtaining the prior consent of the Company, which consent may be withheld in the sole and absolute discretion of the Company. Notwithstanding these restrictions, the Limited Partners are permitted to transfer all or a portion of their Units prior to such date to affiliates, to other partners and in accordance with an employee benefit plan of the Company, the Merit Plan. Following such date, and subject to compliance with certain other requirements set forth in the Partnership Agreement, each Limited Partner will have the right to transfer all or a portion of its Units without restriction.

EXCHANGE OF UNITS

         Subject to certain limitations, Limited Partners may require that the Operating Partnership convert a portion of their Units in the Operating Partnership into shares of Common Stock issued by the Company (the "Conversion Component") and to sell to the Company for cash the remainder of their Units in the Operating Partnership (the "Sale Component"). The Conversion Component enables a Limited Partner to convert his or her Units in the Operating Partnership into shares of Common Stock until he or she owns up to 9.9% of the outstanding Common Stock. The Sale Component, which can only be exercised if the Limited Partner already owns 9.9% or more of the outstanding Common Stock, enables the Limited Partner to sell all or a portion of his or her remaining interests in the Operating Partnership to the Company for cash or Common Stock, or a combination thereof, at the Company's election.

                        SHARES AVAILABLE FOR FUTURE SALE

         As of September 30, 1996, there were (i) 31,811,861 shares of Common Stock issued and outstanding, (ii) 1,000,000 shares of Series A Preferred Stock issued and outstanding, (iii) 4,250,000 shares of Series B Preferred Stock, issued and outstanding, (iv) 2,000,000 shares of Class B Common Stock issued and outstanding and (v) 1,176,470 shares of Class C Common Stock issued and outstanding. At any given time, there are reserved for issuance under the Plan shares of the Company's Common Stock equal to 9.9% of the number of shares of the Company's stock outstanding (including shares of Common Stock issuable upon conversion of partnership units in the Operating Partnership, Series A Preferred Stock, Class B Common Stock and Class C Common Stock, and all classes of convertible securities of the Company that may be issued in the future) as of the last day of the immediately preceding quarter reduced by the number of shares of Common Stock reserved for issuance under other stock compensation plans of the Company. As of September 30, 1996, the Company had reserved for issuance under the Plan 3,450,000 shares of the Company's Common Stock and 150,000 shares of Common Stock were reserved for issuance under the Directors' Stock Option Plan. In addition, 1,219,512 shares of Common Stock have been reserved for issuance upon the conversion of the Series A Preferred Stock, 2,531,646 shares of Common Stock have been reserved for issuance upon the conversion of Class B Common Stock and 1,176,470 shares of Common Stock have been reserved for issuance upon the conversion of Class C Common Stock. Further, 6,549,819 shares of Common Stock have been reserved for issuance upon the conversion of limited partnership units in the Operating Partnership.

         In certain circumstances, holders of Shares may elect to sell their shares in accordance with the exemptions provided by Rule 144 under the Securities Act rather than pursuant to this Prospectus. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned his or her shares for at least two years, as well as any persons who may be deemed "affiliates" of the Company (as defined in the Securities Act), would be entitled to sell within any three month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding number of shares or the average weekly trading volume of the shares during the four calendar weeks preceding each such sale. After shares are held for three years, a person who is not deemed an "affiliate" of the Company is entitled to sell such shares under Rule 144 without regard to the volume limitations. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly, through the use of one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

         In addition, pursuant to registration statements on Form S-3 (Nos. 33-98372 and 333-04299) that the Company and the Operating Partnership have filed as co-registrants (the "Company's Shelf Registration Statements"), the Company may offer and sell shares of Common Stock (or securities convertible into or exercisable for shares of Common Stock), together or separately, and in amounts, at prices and on terms to be determined at the time of sale, up to an aggregate initial offering price not to exceed approximately $392,113,750. Shares of Common Stock offered and sold pursuant to the Company's Shelf Registration Statement may be tradable without restriction under the Securities Act (subject to the Ownership Limit).

         As of September 30, 1996, pursuant to the Plan, options to purchase 1,764,500 shares of Common Stock have been granted or authorized to be granted to the Company's officers and certain key employees and 3,450,000 shares of Common Stock were reserved for future issuance under the Plan. Also, as of September 30, 1996, pursuant to the Directors' Stock Option Plan, options to purchase 14,000 shares of Common Stock have been granted or authorized to be granted to the Company's directors and 150,000 shares of Common Stock were reserved for future issuance under the Directors' Stock Option Plan.

         No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of shares of Common Stock (including shares issued upon the redemption of Units or the exercise of options), or the perception that such sales could occur, could adversely affect prevailing market price of the shares.

                               REGISTRATION RIGHTS

         The Company has filed the Registration Statement of which this Prospectus is a part pursuant to its obligations under the Investor Rights Agreement dated November 18, 1993 by and among the Company and certain holders of Units (the "Limited Partners' Investors' Rights Agreement"). The following summary does not purport to be complete and is qualified in its entirety by reference to the Limited Partners' Investors' Rights Agreement.

         Under the Limited Partners' Investors' Rights Agreement, the Company agreed to pay all expenses of effecting the registration of the Shares (other than underwriting discounts and commissions, fees and disbursements of counsel retained by Limited Partners, and transfer taxes, if any) pursuant to the Registration Statement. Pursuant to the Registration Rights Agreements, the Company also agreed to indemnify each holder of Shares and any person who controls any holder against certain losses, claims, damages and expenses arising under the securities laws. In addition, each holder of Shares agreed to indemnify the Company and the other holders of Shares, and the directors and officers of the Company (including each director and officer of the Company who signed the Registration Statement), and any person who controls the Company or any holder against certain other losses, claims damages and expenses arising under the securities laws with respect to written information furnished to the Company by such holder.

         The Company has no obligation under the Registration Rights Agreements to retain any underwriter to effect the sale of the shares covered thereby.

                              SELLING STOCKHOLDERS

         The following table provides the names of and the number and percentage of shares of Common Stock beneficially owned by each Selling Stockholder and number and percentage of shares of Common Stock beneficially owned by each Selling Stockholder upon completion of the offering, assuming each Selling Stockholder exchanges and converts all of his or her Units for shares of Common Stock and sells all of his or her Shares pursuant to this Prospectus. Since the Selling Stockholders may sell all, or some or none of their Shares, no estimate can be made of the aggregate number of Shares that are to be offered hereby or that will be owned by each Selling Stockholder upon completion of the offering to which this Prospectus relates. The number of Shares in the following table represents the number of shares of Common Stock the person holds (if any) plus the number of Shares into which Units held by the person may be exchanged or converted, and the extent to which the person holds Units as opposed to shares of Common Stock (if known) is set forth in the notes to the following table.

         The Shares offered by this Prospectus may be offered from time to time by the Selling Stockholders named below:

                                      Beneficial Ownership                                       Beneficial Ownership
                                       Prior to Offering                                           After the Offering
                                 ----------------------------------                          --------------------------------

                                                    Percentage of                                             Percentage of
                                   Number of           Shares          Number of Shares       Number of          Shares
                                  Shares (1)       Outstanding(2)       Offered Hereby        Shares(1)      Outstanding(2)
                                 --------------    ----------------   --------------------   ------------    ----------------

Warren E. Spieker, Jr.(3).....     2,602,413              7.6%               140,000         2,462,413             7.2%

Bruce E. Hosford(4)...........       774,837              2.4                 40,000           734,837             2.2

Dennis E. Singleton(5)........       693,704              2.1                 30,000           663,704             2.0

John G. Davenport(6)..........       194,718               *                  25,000           169,718              *

Adrian J. Gordon(7)...........        32,388               *                  10,738            21,650              *

--------------
*less than 1%

(1) Assumes exchange of all Units for shares of Common Stock into shares of Common Stock.

(2) Assumes the exchange of only the partnership units in the Operating Partnership owned by such owner into shares of Common Stock and the exercise of only the options for Common Stock held by such owner and exercisable within 60 days of September 30, 1996. The total number of shares of Common Stock outstanding used in calculating percentages assumes that none of the partnership units in the Operating Partnership held by other unit holders, shares of Class B Common Stock, Class C Common Stock or Series A Preferred Stock have been exchanged for, or converted into, as the case may be, shares of Common Stock, and that none of the options held by other persons have been exercised.

(3) Includes 2,445,088 shares of Common Stock that may be issued upon the exchange of all of Mr. Spieker's partnership units in the Operating Partnership, 51,875 shares of Common Stock subject to options that are exercisable within 60 days of September 30, 1996, 100,000 shares of Common Stock, 4,000 shares of restricted Common Stock, and 1,450 shares of Common Stock owned by Mr. Spieker's wife and children and deemed to be beneficially owned by Mr. Spieker.

(4) Includes 712,462 shares of Common Stock that may be issued upon the exchange of all of Mr. Hosford's partnership units in the Operating Partnership for Common Stock, 51,875 shares of Common Stock subject to options that are exercisable within 60 days of September 30, 1996, 9,500 shares of Common Stock, and 1,000 shares of Common Stock held by Mr. Hosford as custodian for his children, of which Mr. Hosford may be deemed to have beneficial ownership.

(5) Includes 631,429 shares of Common Stock that may be issued upon the exchange of all of Mr. Singleton's partnership units in the Operating Partnership for Common Stock, 51,875 shares of Common Stock subject to options that are exercisable within 60 days of September

30, 1996, 9,500 shares of Common Stock and 900 shares of Common Stock held by Mr. Singleton as custodian for his children for which Mr. Singleton may be deemed to have beneficial ownership.

(6) Includes 155,343 shares of Common Stock that may be issued upon the exchange of all of Mr. Davenport's partnership units and 39,375 shares of Common Stock subject to options that are exercisable within 60 days of September 30, 1996.

(7) Includes 10,738 shares of Common Stock that may be issued upon the exchange of all of Mr. Gordon's partnership units in the Operating Partnership for Common Stock, 21,250 shares of Common Stock subject to options that are exercisable within 60 days of September 30, 1996, 300 shares of Common Stock and 100 shares of Common Stock owned by Mr. Gordon's spouse and deemed beneficially owned by Mr. Gordon.

             CERTAIN PROVISIONS OF THE COMPANY'S CHARTER AND BYLAWS

         Certain provisions of the Company's Charter and Bylaws might discourage certain types of transactions that involve an actual or threatened change of control of the Company. The Ownership Limit may delay or impede a transaction or a change in control of the Company that might involve a premium price for the Company's capital stock or otherwise be in the best interest of the stockholders. See "Description of Capital Stock -- Restrictions on Transfer." Pursuant to the Company's Charter and Bylaws, the Company's Board of Directors is divided into three classes of directors, each class serving staggered three-year terms. The staggered terms of directors may reduce the possibility of a tender offer or an attempt to change control of the Company. The issuance of preferred stock by the Board of Directors may also have the effect of delaying, deferring or preventing a change in control of the Company. See "Description of Capital Stock."

                        FEDERAL INCOME TAX CONSIDERATIONS

         The following summary of material Federal income tax considerations is based on current law and does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, financial institutions and broker-dealers) subject to special treatment under the Federal income tax laws.

      EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP AND SALE OF THE SHARES.

GENERAL

         The Company believes that since its formation it has operated in a manner that permits it to satisfy the requirements for taxation as a REIT under the applicable provisions of the Code. The Company intends to continue to operate to satisfy such requirement. No assurance can be given, however, that such requirements will be met.

         The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the Code sections that govern the Federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations thereunder, and administrative and judicial interpretations thereof. Morrison & Foerster LLP has acted as tax counsel to the Company in connection with Company's election to be taxed as a REIT.

         In the opinion of Morrison & Foerster LLP, commencing with the Company's taxable year ended December 31, 1993, the Company has been organized in conformity with the requirements for qualification as a REIT, and its method of operation has and will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Morrison & Foerster LLP. Accordingly, no assurance can be given that the actual results of the Company's operations for any particular taxable year will satisfy such requirements. See " -- Failure to Qualify."

         In brief, if certain detailed conditions imposed by the REIT provisions of the Code are met, entities, such as the Company, that invest primarily in real estate and that otherwise would be treated for Federal income tax purposes as corporations, are generally not taxed at the corporate level on their "REIT taxable income" that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and stockholder levels) that generally results from the use of corporate investment vehicles.

         If the Company fails to qualify as a REIT in any year, however, it will be subject to Federal income tax as if it were a domestic corporation, and its stockholders will be taxed in the same manner as stockholders of ordinary corporations. In this event, the Company could be subject to potentially significant tax liabilities and the amount of cash available for distribution to its stockholders could be reduced.

TAXATION OF THE COMPANY

         In any year in which the Company qualifies as a REIT, in general it will not be subject to Federal income tax on that portion of its net income that it distributes to stockholders. This treatment substantially eliminates the "double taxation" on income at the corporate and stockholder levels that generally results from investment in a corporation. However, the REIT will be subject to federal income tax as follows: First, the REIT will be taxed at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains. Second, under certain circumstances, the REIT may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the REIT has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the REIT has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the REIT should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a real estate investment trust because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the REIT fails the 75% or 95% test. Sixth, if the REIT should fail to distribute during each calendar year at least the sum of (i) 85% of its real estate investment trust ordinary income for such year, (ii) 95% of its real estate investment trust capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the REIT would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the REIT acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in the REIT's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the REIT recognizes gain on the disposition of such asset during the 10 year period beginning on the date on which such asset was acquired by the REIT, then, to the extent of any built-in gain at the time of acquisition, such gain will be subject to tax at the highest regular corporate rate, assuming the REIT will make an election pursuant to IRS Notice 88-19.

REQUIREMENTS FOR QUALIFICATION

         The Code defines a real estate investment trust as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code) at any time during the last half of each taxable year; and (7) which meets certain other tests, described below, regarding the nature of income and assets. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) will not apply until after the first taxable year for which an election is made by the Company to be taxed as a REIT.

         In order to ensure compliance with the ownership tests described above, the Company has placed certain restrictions on the transfer of the common stock and preferred stock to prevent further concentration of stock ownership. Moreover, to evidence compliance with these requirements, the Company must maintain records which disclose the actual ownership of its outstanding common stock and preferred stock. In fulfilling its obligations to maintain records, the Company must and will demand written statements each year from the record holders of designated percentages of its common stock and preferred stock disclosing the actual owners of such common stock and preferred stock. A list of those persons failing or refusing to comply with such demand must be maintained as part of the Company's records. A stockholder failing or refusing to comply with the Company's written demand must submit with his tax returns a similar statement disclosing the actual ownership of common stock and preferred stock and certain other information. In addition, the Company's Charter provides restrictions regarding the transfer of its shares that are intended to assist the Company in continuing to satisfy the share ownership requirements. See "Description of Capital Stock -- Restrictions on Transfer."

         In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests, described below. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Operating Partnership will be treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described below.

         ASSET TESTS

         At the close of each quarter of the Company's taxable year, the Company must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items and government securities (as well as certain temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by the Company). Second, although the remaining 25% of the Company's assets generally may be invested without restriction, securities in this class may not exceed either (i) 5% of the value of the Company's total assets as to any one non-government issuer, or (ii) 10% of the outstanding voting securities of any one issuer. The Company's investment in the Properties through its interest in the Operating Partnership constitutes qualified assets for purposes of the 75% asset test. In addition, the Company may own 100% of "qualified real estate investment trust subsidiaries" as defined in the Code. All assets, liabilities, and items of income, deduction, and credit of such a qualified REIT subsidiary will be treated as owned and realized directly by the Company. The Company's investment in Spieker Northwest, Inc. is not a qualifying asset for purposes of the 75% test. The Company expects, however, that such investment will continue to represent less than 5% of the Company's total assets and, together with any other nonqualifying assets, will continue to represent less than 25% of the Company's total assets.

         GROSS INCOME TESTS

         There are three separate percentage tests relating to the sources of the Company's gross income which must be satisfied for each taxable year. For purposes of these tests, where the Company invests in a partnership, the Company will be treated as receiving its share of the income and loss of the partnership, and the gross income of the partnership will retain the same character in the hands of the Company as it has in the hands of the partnership. See "-- Tax Aspects of the Company's Investment in the Operating Partnerships -- General."

         THE 75% TEST. At least 75% of the Company's gross income for the taxable year must be "qualifying income." Qualifying income generally includes
(i) rents from real property (except as modified below); (ii) interest on obligations collateralized by mortgages on, or interests in, real property;
(iii) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of the Company's trade or business ("dealer property"); (iv) dividends or other distributions on shares in other REITs, as well as gain from the sale of such shares; (v) abatements and refunds of real property taxes; (vi) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage collateralized by such property ("foreclosure property"); and (vii) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property.

         Rents received from a tenant will not, however, qualify as rents from real property in satisfying the 75% test (or the 95% gross income test described below) if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "related party tenant"). In addition, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued generally will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person. Rent or interest will not be disqualified, however, solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property, the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent that the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only, and are not otherwise considered "rendered to the occupant."

         The Company, through the Operating Partnership (which will not be an independent contractor), will provide certain services with respect to the Properties and any newly acquired Properties. The Company believes that the services provided by the Operating Partnership are usually or customarily rendered in connection with the rental of space of occupancy only, and therefore that the provision of such services will not cause the rents received with respect to the Properties to fail to qualify as rents from real property for purposes of the 75% and 95% gross income tests. The Company does not intend to rent to related party tenants or to charge rents that would not qualify as rents from real property because the rents are based on the income or profits of any person (other than rents that are based on a fixed percentage or percentages of receipts or sales).

         THE 95% TEST. In addition to deriving 75% of its gross income from the sources listed above, at least 95% of the Company's gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Dividends and interest on any obligation not collateralized by an interest on real property are included for purposes of the 95% test, but not for purposes of the 75% test. For purposes of determining whether the Company complies with the 75% and 95% income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property, excluding certain property held by the Company for at least four years and foreclosure property. See "-- Taxation of the Company" and "-- Tax Aspects of the Company's Investment in the Operating Partnership -- Sale of the Properties."

         The Company believes that it and the Operating Partnership has held and managed the Properties in a manner that has given rise to rental income qualifying under the 75% and 95% gross income tests. Gains on sales of the Properties will generally qualify under the 75% and 95% gross income tests.

         Even if the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if: (i) the Company's failure to comply was due to reasonable cause and not to willful neglect; (ii) the Company reports the nature and amount of each item of its income included in the 75% and 95% gross income tests on a schedule attached to its tax return; and (iii) any incorrect information on this schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. If these relief provisions apply, the Company will, however, still be subject to a special tax upon the greater of the amount by which it fails either the 75% or 95% gross income test for that year.

         THE 30% TEST. The Company must derive less than 30% of its gross income for each taxable year from the sale or other disposition of (i) real property held for less than four years (other than foreclosure property and involuntary conversions), (ii) stock or securities held for less than one year, and (iii) property in a prohibited transaction. The Company does not anticipate that it will have any substantial difficulty in complying with this test.

         ANNUAL DISTRIBUTION REQUIREMENTS

         The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders each year in an amount at least equal to (A) the sum of (i) 95% of the Company's REIT taxable income (computed without regard to the dividends paid deduction and the REIT's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. Furthermore, if the REIT should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the REIT would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

         The Company believes that it has made timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the partnership agreement of the Operating Partnership authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible that in the future the Company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing the Company's REIT taxable income on the other hand. Further, as described below, it is possible that, from time to time, the Company may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds its allocable share of cash attributable to that sale. To avoid any problem with the 95% distribution requirement, the Company will closely monitor the relationship between its REIT taxable income and cash flow and, if necessary, will borrow funds (or cause the Operating Partnership or other affiliates to borrow funds) in order to satisfy the distribution requirement. The Company (through the Operating Partnership) may be required to borrow funds at times when market conditions are not favorable.

         If the Company fails to meet the 95% distribution requirement as a result of an adjustment to the Company's tax return by the Service, the Company may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

         FAILURE TO QUALIFY

         If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company, nor will they be required to be made. In such event, to the extent of the Company's current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether the Company would be entitled to such statutory relief.

TAX ASPECTS OF THE COMPANY'S INVESTMENT IN THE OPERATING PARTNERSHIP

         The following discussion summarizes certain Federal income tax considerations applicable solely to the Company's investment in the Operating Partnership. The discussion does not cover state or local tax laws or any Federal tax laws other than income tax laws.

         GENERAL

         The Company holds a direct ownership interest in the Operating Partnership. In general, partnerships are "pass-through" entities which are not subject to Federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company includes its proportionate share of the foregoing Operating Partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. See "-- Taxation of the Company" and "-- Requirements for Qualification -- Gross Income Tests." Any resultant increase in the Company's REIT taxable income increases its distribution requirements (see "Requirements for Qualification -- Annual Distribution Requirements"), but is not subject to Federal income tax in the hands of the Company provided that such income is distributed by the Company to its stockholders. Moreover, for purposes of the REIT asset tests (see "Requirements for Qualification -- Asset Tests"), the Company includes its proportionate share of assets held by the Operating Partnership.

         ENTITY CLASSIFICATION

         The Company's interest in the Operating Partnership involves special tax considerations, including the possibility of a challenge by the Internal Revenue Service (the "Service") of the status of the Operating Partnership as a partnership (as opposed to an association taxable as a corporation) for Federal income tax purposes. If the Operating Partnership were to be treated as an association, it would be taxable as a corporation. In such a situation, the Operating Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing net income. In addition, the character of the Company's assets and items of gross income would change, which would preclude the Company from satisfying the asset test and possibly the income tests (see "-- Requirements for Qualification -- Asset Tests" and "-- Gross Income Tests"), and in turn would prevent the Company from qualifying as a REIT. See "-- Requirements for Qualification -- Failure to Qualify" above for a discussion of the effect of the Company's failure to meet such tests for a taxable year.

         TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES

         Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership (such as the Properties), must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property (including the Properties). Consequently, the partnership agreement of the Operating Partnership requires such allocations to be made in a manner consistent with Section 704(c) of the Code.

         In general, the Limited Partners of the Operating Partnership will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership of the contributed assets (including the Properties). This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules under Section 704(c) do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership may cause the company to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements. See "-- Requirements for Qualification -- Annual Distribution Requirements." In addition, the application of Section 704(c) to the Operating Partnership is not entirely clear and may be affected by authority that may be promulgated in the future.

         SALE OF THE PROPERTIES

         Generally, any gain realized by the Operating Partnership on the sale of property held by the Operating Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. The Company's share of any gain realized by the Operating Partnership on the sale of any dealer property generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "Taxation of the Company" and "-- Requirements for Qualification -- Gross Income Tests -- The 95% Test." Under existing law, whether property is dealer property is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the Properties, and to make such occasional sales of the Properties as are consistent with the Company's investment objectives. Based upon such investment objectives, the Company believes that in general the Properties should not be considered dealer property and that the amount of income from prohibited transactions, if any, will not be material.

TAXATION OF STOCKHOLDERS

         TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

         As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income. Stockholders that are corporations will not be entitled to a dividends received deduction. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent that the Company makes distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the stockholder, reducing the tax basis of a stockholder's Common Stock by the amount of such distribution (but not below zero), with distributions in excess of the stockholders' tax basis taxable as capital gains (if the Common Stock is held as a capital asset). In addition, any dividend declared by the Company in October, November or December of any year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

         In general, any loss upon a sale or exchange of Common Stock by a stockholder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions from the Company required to be treated by such stockholder as long-term capital gains.

         BACKUP WITHHOLDING

         The Company will report to its domestic stockholders and to the Service the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such stockholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or
(b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability.

OTHER TAX CONSIDERATIONS

         DIVIDEND REINVESTMENT PROGRAM

         Under the Company's dividend reinvestment program, stockholders participating in the program will be deemed to have received the gross amount of any cash distributions which would have been paid by the Company to such stockholders had they not elected to participate. These deemed distributions will be treated as actual distributions from the Company to the participating stockholders and will retain the character and tax effect applicable to distributions from the Company generally. See "Federal Income Tax Considerations -- Taxation of Stockholders." Participants in the dividend reinvestment program are subject to Federal income tax on the amount of the deemed distributions to the extent that such distributions represent dividends or gains, even though they receive no cash. Shares of Common Stock received under the program will have a holding period beginning with the day after purchase, and a tax basis equal to their cost (which is the gross amount of the deemed distribution).

         STATE AND LOCAL TAXES

         The Company and its stockholders may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisers regarding the effect of state and local tax laws on an investment in the Common Stock of the Company.

                              PLAN OF DISTRIBUTION

         This Prospectus relates to the offer and sale from time to time by the holders thereof of up to 245,738 Shares of Common Stock that may be issued by the Company to the holders of up to 245,738 Units in the Operating Partnership, if and to the extent such holders tender such Units for exchange into shares of Common Stock. The Company has registered the Shares for sale pursuant to certain registration rights agreements, but registration of such Shares does not necessarily mean that any of such Shares will be issued by the Company, unless required by the holders, or offered or sold by the holders thereof.

         The Company will not receive any proceeds from the offering by the Selling Stockholders or from the issuance of the Shares to holders of Units. The Shares may be sold from time to time to purchasers directly by any of the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer the Shares through dealers or agents, who may receive compensation in the form of commissions from the Selling Stockholders and/or the purchasers of Shares for whom they may act as agent. The Selling Stockholders and any dealers or agents that participate in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

         The distribution of the Shares also may be effected from time to time in one or more underwritten transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any such underwritten offering may be on a "best efforts" or a "firm commitment" basis. In connection with any such underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or from purchasers of Shares for whom they may act as agents. Underwriters may sell Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

         At a time a particular offer of Shares is made, a Prospectus Supplement, if required, will be distributed that will set forth the name and names of any dealers or agents and any commissions and other terms constituting compensation from the Selling Stockholders and any other required information. The Shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

         In order to comply with the securities laws of certain states, if applicable, the Shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the Shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

         The Shares may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such stock as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a Prospectus Supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NYSE or other stock exchange rules; (d) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (e) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate.

         The Company may from time to time issue up to 245,738 Shares upon the acquisition of Units tendered for exchange. The Company will acquire the exchanging holder's Unit in exchange for each Share that the Company issues in connection with such exchange. Consequently, with each exchange, the Company's interest in the Operating Partnership will increase.

                                     EXPERTS

         The consolidated financial statements and related financial statement schedules of the Company included in the Company's Annual Reports on Form 10-K and Form 10-K/A for the year ended December 31, 1995 and incorporated by reference herein, the combined statement of revenues and certain expenses for nine acquired properties and two investments in mortgages included in the Company's Current Report on Form 8-K dated June 18, 1996, incorporated by reference herein, and the combined statements of revenues and certain expenses for six acquired properties and two investments in mortgages included in the Company's Current Reports on Form 8-K dated July 15, 1996, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods indicated in their reports and have been included or incorporated herein in reliance on such reports given on the authority of that firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         The validity of the issuance of the shares of Common Stock offered pursuant to this Prospectus will be passed upon for the Company by Morrison & Foerster LLP, Palo Alto, California. In addition, the description of the Company's qualification and taxation as a REIT under the Code contained in this Prospectus under the caption entitled "Federal Income Tax Considerations -- General" is based upon the opinion of Morrison & Foerster LLP.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated fees and expenses payable by the Company in connection with the issuance and distribution of the Common Stock registered hereby. All of such fees and expenses are estimates, except the Securities Act registration fee.

    Securities Act Registration Fee..................................................                 $    2,201
    Printing and duplicating fees....................................................                      1,500
    Legal fees and expenses..........................................................                     20,000
    Accounting fees and expenses.....................................................                      3,000
    Miscellaneous expenses...........................................................                      3,299
                                                                                                       ---------
         Total.......................................................................                  $  30,000
                                                                                                       =========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article EIGHTH, Section 6 of the Charter of the Company limits the liability of a director or officer to the Company or its stockholders for money damages to the full extent permitted by Maryland law. No amendment of the Charter of the Company shall limit or eliminate the right to this limitation of liability with respect to acts or omissions occurring prior to such amendment or repeal. Section 2-405.2 of the Corporations and Associations Article and Section 5-349 of the Courts and Judicial Proceedings Article of the Annotated Code of Maryland permits the Company to limit the liability of a director or officer to the Company or its stockholders for money damages, with certain limitations.

         Article EIGHTH, Section 5 of the Charter of the Company provides indemnification for a director or officer of the Company to the full extent permitted by Maryland law. No amendment of the Charter of the Company shall limit or eliminate the right to this indemnification with respect to acts or omissions occurring prior to such amendment or repeal. Article IX of the Bylaws of the Company contains provisions which implement the indemnification provisions of the Charter. Section 2-418 of the Corporations and Associations Article of the Annotated Code of Maryland permits (and in part requires) the Company to provide information to a director or officer, with certain limitations.

         The Company has entered into indemnification agreements with each of the directors and executive officers of the Company to provide them with indemnification to the full extent permitted by the Charter and Bylaws of the Company.

         The Company has obtained an insurance policy to provide liability coverage for directors and officers of the Company.

ITEM 16.  EXHIBITS

          3.1       --        Articles of Incorporation of Spieker Properties, Inc. (incorporated by reference to
                              Exhibit 3.1 to Spieker Properties, Inc.'s Registration Statement on Form S-11 (File No.
                              33-67906))
          3.2       --        Articles of Amendment of Spieker Properties, Inc. (incorporated by reference to Exhibit
                              3.2 to Spieker Properties, Inc.'s Registration Statement on Form S-3 (File No. 333-09425))
          3.3       --        Articles Supplementary of Spieker Properties, Inc. for Series A Preferred Stock
                              (incorporated by reference to Exhibit 4.2 to Spieker Properties, Inc.'s Report on Form
                              10-Q for the quarter ended March 31, 1994)
          3.4       --        Articles Supplementary of Spieker Properties, Inc. for Class B Common Stock (incorporated by reference to Exhibit 4.2 to Spieker Properties, Inc.'s Report on Form 10-Q for the
                              quarter ended March 31, 1995)
          3.5       --        Articles Supplementary of Spieker Properties, Inc. for Series B Preferred Stock
                              (incorporated by reference to Exhibit 3.5 to Spieker Properties, Inc.'s Annual Report on
                              Form 10-K for the year ended December 31, 1995)
          3.6       --        Articles Supplementary of Spieker Properties, Inc. for Class C Common Stock (incorporated by reference to Exhibit 3.6 to Spieker Properties, Inc.'s Annual Report on Form 10-K for
                              the year ended December 31, 1996)
          3.7       --        Bylaws of Spieker Properties, Inc. (incorporated by reference to Exhibit 3.2 to Spieker
                              Properties Inc.'s Registration Statement on Form S-11 (File No. 33-67906))
          5.1       --        Opinion of Morrison & Foerster LLP
          8.1       --        Opinion of Morrison & Foerster LLP relating to certain tax matters
          23.1      --        Consent of Arthur Andersen LLP
          23.2      --        Consent of Morrison & Foerster LLP (included in Exhibit 5.1)
          24.1      --        Power of Attorney (included on page II-5)

ITEM 17.  UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required in Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high and of the estimated maximum offering price may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that subparagraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of these securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned Registrant hereby further undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 of this registration statement, or otherwise (other than insurance), the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California, on the 17th day of October, 1996.


                                    SPIEKER PROPERTIES, INC.



                                    By:     /s/ Craig G. Vought
                                       ----------------------------------
                                            Craig G. Vought
                                            Executive Vice President and
                                            Chief Financial Officer


                                POWER OF ATTORNEY

         We, the undersigned officers and directors of Spieker Properties, Inc., do hereby constitute and appoint Warren E. Spieker, Jr., Dennis E. Singleton and Craig G. Vought, and each of them, our true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for each of us and in each of our names, places and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as each of us might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                SIGNATURE                                             TITLE                                      DATE
                ---------                                             -----                                      ----
       /s/ Warren E. Spieker, Jr.
       --------------------------
           Warren E. Spieker, Jr.             Chairman of the Board, Director and Chief Executive           October 17, 1996
                                              Officer (Principal Executive Officer)

       /s/ John K. French                                                                                   October 17, 1996
       --------------------------
          John K. French                      Director, Executive Vice President and Chief
                                              Operating Officer
       /s/ Dennis E. Singleton                                                                              October 17, 1996
       --------------------------
           Dennis E. Singleton                Director, Executive Vice President and Chief
                                              Investment Officer
       /s/ Elke Strunka
       --------------------------                                                                           October 17, 1996
           Elke Strunka                       Vice President and Principal Accounting Officer
                                              (Principal Accounting Officer)

       /s/ Craig G. Vought                                                                                     October 17, 1996
       --------------------------
          Craig G. Vought                     Executive Vice President and Chief Financial Officer
                                              (Principal Financial Officer)
       /s/ Richard J. Bertero                                                                                  October 17, 1996
       --------------------------
           Richard J. Bertero                 Director

       /s/ Harold M. Messmer                                                                                   October 17, 1996
       --------------------------
           Harold M. Messmer                  Director

       /s/ David M. Petrone                                                                                    October 17, 1996
       --------------------------
           David M. Petrone                   Director

       /s/ William S. Thompson                                                                                 October 17, 1996
       --------------------------
      William S. Thompson, Jr.                Director

EXHIBIT INDEX


       Exhibit
        Number                             Description
       -------                             -----------
          3.1       --        Articles of Incorporation of Spieker Properties, Inc. (incorporated by reference to
                              Exhibit 3.1 to Spieker Properties, Inc.'s Registration Statement on Form S-11 (File No.
                              33-67906))
          3.2       --        Articles of Amendment of Spieker Properties, Inc. (incorporated by reference to Exhibit
                              3.2 to Spieker Properties, Inc.'s Registration Statement on Form S-3 (File No. 333-09425))
          3.3       --        Articles Supplementary of Spieker Properties, Inc. for Series A Preferred Stock
                              (incorporated by reference to Exhibit 4.2 to Spieker Properties, Inc.'s Report on Form
                              10-Q for the quarter ended March 31, 1994)
          3.4       --        Articles Supplementary of Spieker Properties, Inc. for Class B Common Stock (incorporated by reference to Exhibit 4.2 to Spieker Properties, Inc.'s Report on Form 10-Q for the
                              quarter ended March 31, 1995)
          3.5       --        Articles Supplementary of Spieker Properties, Inc. for Series B Preferred Stock
                              (incorporated by reference to Exhibit 3.5 to Spieker Properties, Inc.'s Annual Report on
                              Form 10-K for the year ended December 31, 1995)
          3.6       --        Articles Supplementary of Spieker Properties, Inc. for Class C Common Stock (incorporated by reference to Exhibit 3.6 to Spieker Properties, Inc.'s Annual Report on Form 10-K for
                              the year ended December 31, 1996)
          3.7       --        Bylaws of Spieker Properties, Inc. (incorporated by reference to Exhibit 3.2 to Spieker
                              Properties Inc.'s Registration Statement on Form S-11 (File No. 33-67906))
          5.1       --        Opinion of Morrison & Foerster LLP
          8.1       --        Opinion of Morrison & Foerster LLP relating to certain tax matters
          23.1      --        Consent of Arthur Andersen LLP
          23.2      --        Consent of Morrison & Foerster LLP (included in Exhibit 5.1)
          24.1      --        Power of Attorney (included on page II-5)